Notice to ASX/LSE 7 July 2021 Rio Tinto appoints new Chief Legal Officer & External Affairs Rio Tinto has appointed Isabelle Deschamps to succeed Barbara Levi as Chief Legal Officer & External Affairs. Isabelle, who is currently General Counsel of AkzoNobel and a member of the Executive Committee, will join Rio Tinto on 25 October 2021. Isabelle, a dual Canadian and UK citizen, has over 20 years’ experience in various senior legal roles across Europe and Canada. She joined AkzoNobel in 2018 as Group General Counsel, where she is responsible for all legal, integrity & compliance and intellectual property management, as well as company secretary. She was a driving force behind the Diversity & Inclusion programme. Before joining AkzoNobel, Isabelle spent six years at Unilever in the UK and in The Netherlands where she had accountability for legal and compliance for its European businesses and its Food & Refreshment division worldwide. Prior to that she led the legal and compliance activities for the Personal Care business whilst also managing the global Intellectual Property group and spearheading legal support to e-commerce, digital and privacy. Isabelle joined Unilever from Nestlé, where she held various positions in Switzerland and globally. She started her career at a Canadian law firm in Montreal and is admitted to the England and Wales Law Society and to the Quebec (Canada) Bar. Rio Tinto chief executive Jakob Stausholm said "Isabelle brings a wealth and diversity of legal experience having worked in various senior legal roles for a number of large multinational companies. I am delighted to welcome her to Rio Tinto and look forward to having her join the executive team and lead our legal, compliance and external affairs teams.” EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com